Room 4561
Via fax (650) 232-0229

January 30, 2008

Kenneth D. Denman
Chairman, President and CEO
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re: iPass, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File no. 0-50327**

Dear Mr. Denman:

We have completed our review of your Form 10-K and do not, at this time, have any further comments

Sincerely,

Kathleen Collins
Accounting Branch Chief